SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Tribune Publishing Co.

NAME OF PERSON RELYING ON EXEMPTION:  Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION: 501 Third Street, N.W., Sixth Floor, Washington, D.C. 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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             THE NEWSGUILD – CWA

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FROM OUR COMMUNITIES

May 13, 2021

Dear Tribune Publishing Shareholders,

We write together as community stakeholders and union workers of Tribune Publishing newspapers Chicago, Maryland, New York, Orlando, Allentown, Pa., coastal Virginia, and Florida. Tribune Publishing and our communities are at a crossroads, with shareholders soon to vote on competing visions for the future of invaluable community institutions that serve some of America’s greatest cities.

The Tribune newspapers in our communities are leading sources of credible, thoughtful, and accurate information on civic life. Our newspapers serve as a mirror and a magnifying glass for our cities, towns and states. They provide the news we need to hold our public officials accountable, to identify inequity and injustice, and protect us from hazards we might otherwise never identify. Tribune journalists are essential workers, and their work has never been more important than it is today.

The bid by Alden Global Capital to take over Tribune Publishing represents a profound threat to the quantity and quality of information we have about where we live. Alden’s track record as the controlling shareholder of the country’s second-largest newspaper company, MediaNews Group, has demonstrated, time and again, that they are not good stewards of either shareholder interest nor the essential mission of our newspapers. This deal presents a threat to the health and well-being of our communities.

Alden may have achieved industry-leading profit margins, but not by innovating, improving the product or even in better meeting the needs of “consumers.”Within a few years of acquiring a newspaper, Alden quickly hollows it out, taking a liquidation approach of selling off historic offices, shutting down printing plants and slashing staff, while hiking subscription prices. Each of these steps reduces the access to important information, and takes money and jobs out of our community. Similar debasement of our newspapers began almost immediately after Alden took a controlling stake in Tribune publishing nearly two years ago. The higher profit margins Alden will demand will be even harder to reach, because it appears that Alden will need to heap hundreds of millions of dollars on the company Tribune in order to buy your shares of stock.

This destruction of Tribune’s newspapers comes at a cost to the communities they cover.

Shareholders should consider the interests of those critical stakeholders. Communities without newspapers see increased levels of waste and corruption in their local government, more partisan polarization, lower rates of voter participation, and fewer people seeking elected office. These are tangible harms to real people when important stories go untold, not just the people who subscribe to our papers, but also millions more of their neighbors.

Reporting in our local Tribune newspapers has a profound effect on the health and welfare of citizens of our cities. To cite just a handful of examples of the broad and important impact of work of by Tribune journalists:

  Tribune and ProPublica exposed “Quiet Rooms,”where special education students across Illinois were routinely sequestered in inhumane conditions. The day after the stories ran, the governor issued an order ending the practice statewide.
  A series of Orlando Sentinel stories exposed how senior citizens were taken advantage of in the state’s guardianship system, sparked by the death of a man who died after his court-appointed guardian signed a “do not resuscitate”order against his wishes.  Legislators passed a bill last year to make changes to the system.
  At the start of the pandemic, the Morning Call published a story about companies’ failure to protect workers, many of whom live paycheck to paycheck. Two days after the story published, the Pennsylvania health secretary signed an order to keep warehouse employees and other essential workers safer.
  After a lengthy public records fight, the Virginian-Pilot exposed a deplorable practice in Virginia’s correctional system: children of inmates were routinely strip-searched by staff when visiting prisons. Public outcry prompted lawmakers to pass four bills limiting the practice.
  Reporters at the Hartford Courant spent five years fighting for access to files on Adam Lanza, gunman in the 2012 Sandy Hook shooting. Combing 1,000 pages of hard-won documents, they put a wrenching community tragedy into deeper context.
  The Baltimore Sun’s investigation of Baltimore Mayor Catherine Pugh’s exposed a lucrative book publishing scheme, revelations that resulted in her resignation, criminal charges, and a Pulitzer Prize for local reporting in 2020.
  A Capital Gazette story exposed thousands of lawsuits the Housing Authority of the City of Annapolis’filed against tenants over five years and identified systems both in the Maryland Judiciary and the U.S. Department of Housing and Urban Development that work to disadvantage, and sometimes harm, the people they are supposed to protect.  After the story was published, lawmakers introduced bills to balance power in Maryland’s rent court.

There are examples across the country of newspapers pursuing a business strategy that explicitly enhances the public service mission of the newsroom and charts a sustainable future. This strategy, undertaken only after the newspaper has been purchased by local, civic-minded investors, shows great potential to stabilize the business model and expand news coverage after years of declines.

One such investor has offered the board a proposal to do just that for Tribune newspapers across the country. We fully support this effort, and urge the board to give this prospective buyer, or others like him, more time to prepare a bid that promises to yield a better future for our communities.

Tribune shareholders now have the opportunity to choose the future of local news coverage for our communities, and to protect the interests of these vital stakeholders.

Signed,

Chicago Federation of Labor
NABET-CWA Local 41
Teamsters Local 458
Grassroots Alliance

International Brotherhood of Teamsters District 4 Communications Workers of America Local 4252 Communications Workers of America Local 4250

Marek Kukulka, CEO of Catholic Charities - Archdiocese of Hartford Familia Latina Unida/Sin Fronteras Right 2 Family Campaign Lincoln United Methodist Church Adalberto United Methodist Church The Invisible Institute Hartford Mayor Luke Bronin Connecticut Business & Industry Association  Delaware County Labor Council Lisa M. Boscola, State Sen. (18th Dist.) Bethlehem City Councilman J. William Reynolds  Hispanic Center of the Lehigh Valley  Bethlehem City Councilman Michael Colon Bethlehem City Councilwoman Grace Crampsie Smith Community Action Committee of the Lehigh Valley Michael Schlossberg, State Rep., (132nd Dist) Pennsylvania AFL-CIO

New Bethany Ministries Community Bike Works  Lehigh Valley Labor Council  Citizens’Climate Lobby-Lehigh Valley Greater Valley YMCA

Turning Point of the Lehigh Valley

Big Brothers, Big Sisters of the Lehigh Valley  Geoff Brace, Lehigh County commissioner  Let's Play Books Bookstore  Lehigh Gap Nature Center  Volunteer Center of the Lehigh Valley  Bethlehem City Councilwoman Paige Van Wirt  Third Street Alliance for Women  Book and Puppet Co.

YWCA Allentown

Joyce Moore Financial Services  Bradbury-Sullivan LGBT Community Center  Lehigh Valley Lyme Disease Support Group

Pinebrook Family Answers

Bethlehem City Councilman Adam Waldron  Greater Good LLC

Bethlehem City Councilman Michael Colon Bethlehem City Councilwoman Grace Crampsie Smith Equi-librium, Inc.

Bethlehem, PA Branch of AAUW

Peter Schweyer, PA State Rep (22nd District) Pinebrook Family Answers

Nancy Wilt, Allentown School District school board president League of Women Voters of Orange County  Florida Rep. Anna Eskamani Jeremy Haicken, UNITE HERE Local 737 president

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